SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR & BOEING FINALISE FIRM ORDER FOR 175 NEW 737-800 AIRCRAFT

OVER 100M RYANAIR PAX P.A. & 3,000 NEW JOBS

Ryanair, Europe's only ultra-low-cost carrier (ULCC), today (19 June) finalised a firm order with Boeing for 175 new 737-800 aircraft in a deal worth $15.6 billion at current list prices, which will allow Ryanair to grow its fleet to more than 400 aircraft, serving more than 100m passengers p.a. across Europe by the end of the delivery stream in FY 2019.

The deal, which was originally announced as a commitment in March, is Boeing's largest ever firm aircraft order from a European airline and the largest industrial order in the history of the Irish State and was concluded by Ryanair's CEO, Michael O'Leary, and Boeing Commercial Airplanes president and chief executive, Ray Conner, at a ceremony today at the Paris Air Show.

These 175 new Boeing aircraft will create more than 3,000 new jobs for pilots, cabin crew and engineers at Ryanair's growing number of aircraft bases across Europe and will allow Ryanair to grow by about 5% p.a. over the next five years, taking Ryanair's traffic to over 100m p.a. passengers by March 2019.

Ryanair's order will also sustain thousands of skilled manufacturing jobs in Boeing and its supplier companies and represents the largest ever capital investment by an Irish company in U.S. manufacturing and U.S. jobs. The first of these new Boeing aircraft is due for delivery in September 2014 and a senior Ryanair working group is continuing to evaluate the benefits of Boeing's 737 MAX aircraft, which enters service in 2017.

Announcing the order, Ryanair CEO, Michael O'Leary, said:

"Ryanair is pleased to finalise this firm order with Boeing to purchase 175 new 737-800 jets, which will expand our fleet to over 400 units, creating over 3,000 new jobs for pilots, cabin crew and engineers, while allowing us to grow our traffic over the next 5 years to 100 million passengers p.a.

Ryanair is proud to buy Boeing, who make great aircraft and the 737-800 has been the foundation of Ryanair's recent successful growth due to its great engineering and phenomenal reliability. These 175 new airplanes will enable us to lower costs and airfares even further, thereby widening Ryanair's price leadership over all other airlines in Europe. They provide Ryanair with the additional capacity to exploit substantial growth opportunities that now exist as many of Europe's flag and regional airlines are restructuring and are reducing their short-haul operations.

Ryanair operates the largest fleet of Boeing airplanes in Europe, and this firm order for 175 aircraft will enable Ryanair to grow by offering more competition, lower prices, and better choice to passengers right across Europe. Ryanair is proud to be investing in high-quality US manufacturing and jobs."

Boeing Commercial Airplanes President and CEO, Ray Conner, said:

"We are delighted to finalise this order, it is testament to the value that the Next-Generation 737 family brings to Ryanair. As the most efficient, reliable, large single-aisle airplane flying today, the Next-Generation 737 has been and will continue to be the cornerstone of the Ryanair fleet. I could not be more proud to see the partnership between Ryanair and The Boeing Company extended for the years to come."

ENDS

For further information
please contact:
Robin Kiely                            Joe Carmody
                                                Ryanair Ltd                            Edelman Ireland
                                               Tel: +353-1-8121212           Tel: +353-1-6789 333
                                               press@ryanair.com              ryanair@edelman.com

Ryanair is Europe's only ultra-low cost carrier (ULCC), operating more than 1,600 daily flights (over 500,000 per year) from 57 bases, across 1,600 low fare routes, connecting 180 destinations in 29 countries and operating a fleet of 303 new Boeing 737-800 aircraft. Ryanair has recently announced firm orders for a further 175 new Boeing aircraft, which will be delivered between 2014 and 2018. Ryanair currently has a team of more than 9,000 highly skilled professionals, will carry over 81.5 million passengers this year and has an outstanding 29-year safety record.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 19 June, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary